Exhibit 99.1

Itaú Corpbanca files 2017 Annual Report on Form 20-F

Santiago, Chile, April 11, 2018. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced today the filing of its Annual Report on Form 20-F for the year ended December 31, 2017 with the United States Securities and Exchange Commission on April 11, 2018. The document is also available on the company's corporate website at itau.cl/investor-relations. Any shareholder may request a printed copy of the company's complete audited consolidated financial statements, free of charge, by contacting Itaú Corpbanca's investor relations department.

About Itaú Corpbanca
ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into Corpbanca on April 1, 2016. The current ownership structure is: 36.06% owned by Itaú Unibanco, 30.65% owned by CorpGroup and 33.29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders' agreement relating to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú Corpbanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and representative offices in Madrid and Lima. Focused on large and medium companies and individuals, Itaú Corpbanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco Santander Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of February 28, 2018, according to the Chilean Superintendency of Banks, Itaú Corpbanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 10.8% market share.

As of January 31, 2018, according to the Colombian Superintendency of Finance, Itaú Corpbanca Colombia was the seventh largest bank in Colombia in terms of total loans and also the seventh largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of the same date, its market share by loans reached 4.9%.

Investor Relations – Itaú Corpbanca
+56 (2) 2660-1701 / IR@corpbanca.cl